Filed Pursuant to Rule 433
Registration No. 333-157390
FOR IMMEDIATE RELEASE:
CONN’S, INC. ANNOUNCES RIGHTS OFFERING RECORD DATE,
PLANS TO REFINANCE EXISTING DEBT FACILITIES AND PROVIDES
UPDATE ON CURRENT BUSINESS TRENDS
     BEAUMONT, TEXAS (October 22, 2010) — Conn’s, Inc. (NASDAQ/NM: CONN), a specialty retailer of consumer electronics, home appliances, furniture, mattresses, computers and lawn and garden products today announced the record date for a possible rights offering, plans for refinancing its existing debt facilities and an update regarding current business trends.
     In conjunction with plans to refinance its existing debt facilities, the Board of Directors approved a possible rights offering which would permit the Company to raise equity capital through the sale of common stock without diluting existing shareholders who exercise their rights in full. Shareholders of record as of the close of business on November 1, 2010, would receive one right for every share of common stock held by them as of such date if a rights offering is commenced. While the size of the offering, exercise price of the rights, and other material terms would be determined and announced at a later date, the Company expects the rights would be tradable, thereby allowing existing shareholders that are not interested in exercising their rights to sell their rights in the public market. The Company also expects the rights to carry oversubscription rights, which would allow holders who exercise their rights in full the opportunity to subscribe for additional shares of common stock to the extent rights were not exercised by other holders. Certain affiliates of Stephens Inc. and of The Stephens Group, LLC that own approximately 21.3% and 26.0%, respectively, of the Company’s outstanding shares of common stock, have indicated to us that it is their present intention to exercise their basic subscription rights and oversubscription rights in full, subject to their review of the final terms of the possible rights offering to be determined by the Company and announced on the commencement date.
     The Company expects the refinancing of its debt facilities will include an expanded asset based loan facility, of up to $375 million, and a new $100 million senior secured term loan, with maturity dates in 2013 and 2014, respectively. The Company’s current debt arrangements include an asset based loan facility of $210 million and asset-backed securitization facilities of $320 million. Borrowings under the new facilities will be governed by borrowing base calculations and will have fixed charge coverage and leverage ratio covenants, similar to the existing asset based loan facility, among other covenants. The asset based loan facility will typically bear interest at LIBOR plus a spread ranging from 375 basis points to 400 basis points, based on the leverage ratio. The term loan will bear interest at the greater of 3.0% or LIBOR, plus approximately 1360 basis points, including the amortization of closing fees. The Company expects that the proceeds from these borrowing facilities and the rights offering will be used to repay the outstanding balances under the Company’s existing asset-backed securitization program. The possible rights offering would be expected to raise approximately $25 million of equity capital, before offering expenses. Additionally, the Company expects after the completion of the proposed transactions to be better positioned to review its strategic business plan.
     The Company continues to face challenging conditions as a result of:
•	the current economic conditions,

•	the limitations imposed by its current capital structure,

•	its decision to tighten credit underwriting requirements to protect the quality of the credit portfolio, and

•	its emphasis on improving retail gross margin, while maintaining pricing competitiveness in the marketplace.

     As a result of the conditions described above, the Company has experienced the following sales and credit portfolio performance during the first two months of its third fiscal quarter, ending October 31, 2010:
•	Same store sales have declined approximately 16%, as compared to the first two months of the prior year third fiscal quarter;

•	The retail gross margin percent for the first two months of the quarter has increased to approximately 25%, as compared to the 22.4% experienced for the entire third fiscal quarter in the prior fiscal year;

•	Net charge-offs for the first two months of the quarter have totaled approximately $6.1 million, or 5.3% of the average balance outstanding. The net charge-off rate has been negatively impacted by the declining portfolio balance. The total portfolio balance outstanding has declined to approximately $692.6 million as of September 30, 2010, from $748.3 million as of September 30, 2009;

•	60+ day delinquency increased to 9.8% as of September 30, 2010, from 9.0% at July 31, 2010. In the prior year period, 60+ day delinquency increased to 8.6% at September 30, 2009, from 7.6% at July 31, 2009. The total balance 60+ days delinquent was $67.7 million at September 30, 2010, as compared to $64.2 million at September 30, 2009; and

•	The percent of the portfolio reaged has improved 20 basis points since July 31, 2010, to 18.2% as of September 30, 2010. The percent of the portfolio reaged at September 30, 2009, was 18.7%. The total balance reaged has decreased to $126.0 million as of September 30, 2010, from $139.8 million as of September 30, 2009.
     In response to the challenging conditions, the Company is expanding its use of the third-party rent-to-own financing option and is adjusting its marketing and promotion programs to improve sales results, while closely monitoring its underwriting standards to improve the credit quality of the customer receivables portfolio. Additionally, the Company has continued to focus on cost control by reducing staffing levels to meet current business volumes, reducing its use of non-interest bearing cash option credit programs and is currently considering the closure of one store in the Dallas market, among other opportunities being pursued. As a result of the recent trends and expected increase in cost related to the refinancing activities, the Company will report a loss for its third fiscal quarter ending October 31, 2010, and could report a loss for its fourth fiscal quarter ending January 31, 2011. The Company can provide no assurance about when it will return to profitability.
     All of the above amounts are preliminary estimates and are subject to change upon completion of the Company’s quarter and upon completion of the Company’s quarter end financial statement closing process. Actual results may differ significantly from the preliminary estimates. The Company expects to report its net sales results for the three months ended October 31, 2010, on November 5, 2010.
Conference Call Information
     Conn’s, Inc. will host a conference call and audio webcast today, October 22, 2010, at 11:30 AM, CDT, to discuss the information presented in this press release. The webcast will be available live at www.conns.com. Participants can join the call by dialing 877-754-5302 or 678-894-3020.

Important Notice
     The Company has filed a registration statement (including a prospectus) with the SEC (File No. 333-157390) and intends to file a prospectus supplement with respect to its proposed rights offering. Before you invest, you should read the prospectus in the registration statement and, when filed, the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the rights offering.
     When available, you may obtain the foregoing documents, including the prospectus supplement, for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement for the rights offering may be obtained, when available, from the information agent to be identified in the prospectus supplement. Investors should read the prospectus and prospectus supplement carefully before making any investment decision because these documents will contain important information.
About Conn’s, Inc.
     The Company is a specialty retailer currently operating 76 retail locations in Texas, Louisiana and Oklahoma: with 23 stores in the Houston area, 20 in the Dallas/Fort Worth Metroplex, nine in San Antonio, five in Austin, five in Southeast Texas, one in Corpus Christi, four in South Texas, six in Louisiana and three in Oklahoma. It sells home appliances, including refrigerators, freezers, washers, dryers, dishwashers and ranges, and a variety of consumer electronics, including LCD, LED, 3-D, plasma and DLP televisions, camcorders, digital cameras, computers and computer accessories, Blu-ray and DVD players, video game equipment, portable audio, MP3 players, GPS devices and home theater products. The Company also sells lawn and garden products, furniture and mattresses, and continues to introduce additional product categories for the home to help respond to its customers’ product needs and to increase same store sales. Unlike many of its competitors, the Company provides flexible in-house credit options for its customers. In the last three years, the Company financed, on average, approximately 61% of its retail sales.
     This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “could,” “estimate,” “should,” “anticipate,” or “believe,” or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements will prove to be correct, the Company can give no assurance that such expectations will prove to be correct. The actual future performance of the Company could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:
-	the Company’s ability to amend, renew or replace its existing credit facilities and satisfy any conditions precedent with respect thereto;

-	the Company’s ability to fund operations, debt repayment and expansion from cash flow from operations, borrowings on its revolving lines of credit and proceeds from securitizations and from accessing debt or equity markets;

-	the ability of the Company to obtain additional funding for the purpose of funding the receivables generated by the Company, including limitations on its ability under its securitization program to obtain financing through its commercial paper-based funding sources and its ability to maintain the current credit ratings of its securities;

-	the ability of the Company to maintain compliance with the covenants in its financing facilities or obtain amendments or waivers of the covenants to avoid violations or potential violations of the covenants;

-	delinquency and loss trends in the receivables portfolio;

-	the Company’s ability to offer flexible financing programs;

-	the Company’s growth strategy and plans regarding opening new stores and entering new markets;

-	the Company’s intention to update, relocate or expand existing stores;

-	the effect of closing or reducing the hours of operation of existing stores;

-	the Company’s estimated capital expenditures and costs related to the opening of new stores or the update, relocation or expansion of existing stores;

-	the Company’s ability to introduce additional product categories;

-	the ability of the financial institutions providing lending facilities to the Company to fund their commitments;

-	the effect on borrowing costs of downgrades by rating agencies or changes in laws or regulations on the Company’s financing providers;

-	the cost of any amended, renewed or replacement credit facilities;

-	growth trends and projected sales in the home appliance, consumer electronics and furniture and mattresses industries and the Company’s ability to capitalize on such growth;

-	the pricing actions and promotional activities of competitors;

-	relationships with the Company’s key suppliers;

-	interest rates;

-	general economic and financial market conditions;

-	Stephens Inc, The Stephens Group LLC and their affiliates exercising their subscription rights in full, which they have no obligation to do;

-	weather conditions in the Company’s markets;

-	the outcome of litigation or government investigations;

-	changes in the Company’s stock price; and

-	the actual number of shares of common stock outstanding.
Further information on these risk factors is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 10-K/A filed on April 12, 2010 and the Company’s quarterly report on Form 10-Q filed on August 26, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect the events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.
CONN-G
Contact:
Conn’s, Inc., Beaumont
Chief Financial Officer
Michael J. Poppe (409) 832-1696 Ext. 3294